                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 2)1

                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box. / /

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                Page 2 of 8 Pages
--------------------------                                ----------------------

=============== ================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)

                                                                         / / (b)
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    WC
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------- --------------------- ------------------------------------------
  NUMBER OF              7            SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH                                   2,433,207
  REPORTING
 PERSON WITH
                --------------------- ------------------------------------------
                         8            SHARED VOTING POWER

                                            - 0 -
                --------------------- ------------------------------------------
                         9            SOLE DISPOSITIVE POWER

                                            2,433,207
                --------------------- ------------------------------------------
                         10           SHARED DISPOSITIVE POWER

                                            - 0 -
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            2,433,207
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               / /
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            14.9%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                            PN
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                Page 3 of 8 Pages
--------------------------                                ----------------------

=============== ================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)

                                                                         / / (b)
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------- --------------------- ------------------------------------------
  NUMBER OF              7            SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH                                   2,433,207
  REPORTING
 PERSON WITH
                --------------------- ------------------------------------------
                         8            SHARED VOTING POWER

                                            - 0 -
                --------------------- ------------------------------------------
                         9            SOLE DISPOSITIVE POWER

                                            2,433,207
                --------------------- ------------------------------------------
                         10           SHARED DISPOSITIVE POWER

                                            - 0 -
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            2,433,207
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               / /
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            14.9%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                            OO
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                Page 4 of 8 Pages
--------------------------                                ----------------------

=============== ================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)

                                                                         / / (b)
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)
--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------- --------------------- ------------------------------------------
  NUMBER OF              7            SOLE VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH                                   2,433,207
  REPORTING
 PERSON WITH
                --------------------- ------------------------------------------
                         8            SHARED VOTING POWER

                                            - 0 -
                --------------------- ------------------------------------------
                         9            SOLE DISPOSITIVE POWER

                                            2,433,207
                --------------------- ------------------------------------------
                         10           SHARED DISPOSITIVE POWER

                                            - 0 -
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            2,433,207
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                               / /
--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            14.9%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                            IN
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                Page 5 of 8 Pages
--------------------------                                ----------------------

          The following  constitutes  Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

    Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The aggregate  purchase  price of the 2,433,207  Shares owned by Steel
Partners II is $8,444,091,  including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

    Item 4 is hereby amended to add the following:

          Based on their  recent  evaluation  of the  Issuer  and  other  events involving the Issuer including,  but not limited to, the decline in the Issuer's share price since the beginning of 2004, the Reporting  Persons intend to engage in  discussions  with  management  and the  Board  of  Directors  of the  Issuer concerning the business, operations and future plans of the Issuer and intend to ask  for  one or more  of  their  designees  to be  appointed  to the  Board  of
Directors.  Depending on the outcome of such discussions,  the Reporting Persons may take such action they deem  necessary  to protect  their  investment  in the
Issuer including, among other things, nomination of their own slate of directors for election at the next annual meeting of  stockholders  or at such other times or in such other manner as the Reporting Persons shall determine.  The Reporting
Persons otherwise  reaffirm the disclosure in Item 4 of the initial Schedule 13D filed with the Securities and Exchange Commission on September 29, 2004.

    Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  16,334,705  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended June 30, 2004 and filed with the  Securities and
Exchange Commission on August 6, 2004.

          As of the close of  business on October 22,  2004,  Steel  Partners II beneficially  owned 2,433,207 Shares,  constituting  approximately  14.9% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 2,433,207 Shares of Common Stock owned by
Steel Partners II,  constituting  approximately 14.9% of the Shares outstanding.
As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr.  Lichtenstein  may be deemed to beneficially  own the 2,433,207  Shares of Common Stock owned by Steel  Partners
II, constituting approximately 14.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 2,433,207 Shares owned by Steel  Partners  II by virtue of his  authority  to vote and  dispose of such
Shares.

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                Page 6 of 8 Pages
--------------------------                                ----------------------

    Item 5(c) is hereby amended to add the following:

          (c)  Schedule A annexed  hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                Page 7 of 8 Pages
--------------------------                                ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:      October 25, 2004         STEEL PARTNERS II, L.P.

                                     By: Steel Partners, L.L.C.
                                         General Partner

                                     By: /s/ Warren G. Lichtenstein
                                        ---------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                     STEEL PARTNERS, L.L.C.

                                     By: /s/ Warren G. Lichtenstein
                                        ---------------------------------------
                                         Warren G. Lichtenstein
                                         Managing Member

                                     /s/ Warren G. Lichtenstein
                                     ------------------------------------------
                                     WARREN G. LICHTENSTEIN

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                Page 8 of 8 Pages
--------------------------                                ----------------------

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS
               --------------------------------------------------
   Shares of Common Stock          Price Per                   Date of
       Purchased                    Share($)                  Purchase
   ----------------------          ---------                  --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
        834,000                    1.4500                     10/19/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                    None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                    None